Delisting Determination,The Nasdaq Stock Market, LLC,
August 20, 2013, Strategic Diagnostics Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Strategic Diagnostics Inc.
(the Company), effective at the opening of the trading session on August 30, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101.
The Company was notified of the Staffs determination on July 15, 2013. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 24, 2013.